Company Contact:	Investor Relations Contact:
Email: investors@geruigroup.com	CCG Investor Relations
Website: www.geruigroup.com	Mr. Athan Dounis
Phone: 1-646-213-1916
Email: athan.dounis@ccgir.com

FOR IMMEDIATE RELEASE

China Gerui Advanced Materials Group Limited Announces
Second Quarter 2010 Results

ZHENGZHOU, China – August 31, 2010 – China Gerui Advanced Materials Group Limited (NASDAQ: CHOP) ("China Gerui" or the "Company"), a leading niche and high value-added steel processing company that produces specialty steel products in China, today announced financial results for the second quarter and first half of 2010.

Second Quarter 2010 Summary
●	Revenue increased 15.5% to $64.0 million compared to the same period last year
●	Gross profit increased 13.0% to $19.1 million
●	Gross margin decreased 60 basis points to 29.9%
●	Net income increased 5.8% to $12.1 million, or $0.26 per diluted share

“Our second quarter results were driven by increased sales volume as compared to the same period last year,” said Mr. Mingwang Lu, Chairman and Chief Executive Officer.  “During the quarter, we fulfilled large orders for some of our lower margin products.  This enabled us to post a double-digit increase in sales as well as higher net income, but also resulted in a decrease in our margins.  We continue to see strong demand for our products and as our new production lines focused on higher priced, higher margin products commence production later this year, we expect to achieve sustained increases in sales, margins, and earnings performance.”

Second Quarter 2010 Results
Revenue for the three months ended June 30, 2010, was $64.0 million compared to $55.4 million for the same period in 2009, an increase of 15.5%.  The increase in revenue was due to higher sales volume of the Company’s products.

Gross profit was $19.1 million compared to $16.9 million for the three months ended June 30, 2009, an increase of 13.0%.  Gross margin was 29.9% compared to 30.5% for the same period last year.  The decrease in gross margin was mostly due to the Company fulfilling large orders for lower margin products during the quarter.

Total operating expenses were $1.8 million, or 2.8% of sales, compared to $1.2 million, or 2.1% of sales, in last year’s second quarter.  Operating income was $17.4 million, or 27.1% of sales, compared to $15.8 million, or 28.4% of sales, in the same period last year, an increase of 10.2%.  The decrease in operating margin was primarily due to expenses related to being a public company that were not incurred in the second quarter of last year.

Net income was $12.1 million, or $0.26 per diluted share, an increase of 5.8% from $11.4 million, or $0.33 per diluted share, in the same period last year.

First Half 2010 Results
Revenue for the six months ended June 30, 2010, was $125.9 million compared to $102.4 million for the same period in 2009, an increase of 22.9%.  Gross profit was $37.8 million compared to $30.6 million for the six months ended June 30, 2009, an increase of 23.4%.  Gross margin was 30.0% compared to 29.9% for the same period last year.  Total operating expenses were $4.1 million, or 3.3% of sales, compared to $2.2 million, or 2.1% of sales, in the same period last year.  Operating income was $33.7 million, or 26.7% of sales, compared to $28.4 million, or 27.8% of sales, in the same period last year, an increase of 18.3%.  Net income was $23.6 million, or $0.51 per diluted share, an increase of 14.8% from $20.6 million, or $0.59 per diluted share, in the same period last year.

Financial Condition
As of June 30, 2010, the Company had $109.9 million in cash and an additional $75.2 million in restricted cash, compared to $79.6 million and $37.5 million, respectively, as of December 31, 2009.  Accounts receivable was $5.0 million as of June 30, 2010, compared to $4.8 million as of December 31, 2009.  Working capital was $66.0 million versus $49.3 million at the end of 2009. Shareholder's equity was $136.5 million, compared to $87.0 million at the end of 2009.  The Company has no long-term debt.

Business Outlook
As previously announced, by December 2011, the Company plans to double its existing production capacity to 500,000 tons per annum, and increase its chromium plating capability to 250,000 tons per annum, covering 50% of its total annual steel production capacity. Phase I of the expansion plan involves the construction of two new cold-rolled, wide-strip steel production lines with 150,000 tons of total annual capacity and a chromium plating line capable of processing 200,000 tons of cold-rolled steel per annum. The Company expects total capital expenditures for Phase I to be $42 million, of which approximately 65% has been spent to date. The foundation for the building housing the two new cold-rolled steel production lines was completed in August 2010 and the building will be completed by mid-September 2010.  The two cold-rolling machines are expected to be completed by October 2010. The acid pickling, annealing, and temper rolling facilities relating to the Company's new steel production lines are expected to be completed by the end of September 2010. As for the chromium plating line, the building to house this line was completed in August 2010; installation is currently underway; testing is scheduled for mid-September 2010; and the line is expected to be ready to begin production in mid-October 2010. The chromium plating line can handle both narrow and wide-strip cold-rolled steel.

For Phase II of the project, the Company expects to construct a third cold-rolled wide strip steel production line with 100,000 tons of capacity by the end of the third quarter of 2011. The Company expects the capital expenditures for Phase II to total $12 million.

Mr. Lu commented, “Our expansion project remains on track and we look forward to bringing this new capacity online later this year.  Our business outlook remains strong as the sale of our products are driven by domestic purchasing power in China, which continues to rise, and the import replacement trend in our industry.  With our new facility we will be able to produce both narrow and wide-strip cold-rolled steel for a wider range of high-end applications than we do currently.  We see the demand in the market and are confident in our ability to ramp up production once our expansion is complete.”

Conference Call Information
The Company will host a conference call to discuss its second quarter 2010 financial results at 9:00 am ET on Tuesday, August 31, 2010.  Listeners may access the call by dialing (877) 456-7316 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (706) 758-1304. The conference participant pass code is 96447787.  A replay of the conference call will be available for 14 days starting from 10:00 am ET on Tuesday, August 31, 2010. To access the replay, dial +1 (800) 642-1687. International callers should dial +1 (706) 645-9291. The passcode is 96447787.  A live and archived webcast of the call will be available on the Company's website at http://www.geruigroup.com/Investors.html . To listen to the live webcast, please go to the Company's website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.

About China Gerui Advanced Materials Group Limited
China Gerui Advanced Materials Group Limited is a leading niche and high value-added steel processing company in China. The Company produces high-end, high-precision, ultra-thin, high- strength, cold-rolled steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. China Gerui's products are not standardized commodity products. Instead, they are tailored to customers' requirements and subsequently incorporated into products manufactured for various applications. The Company sells its products to domestic Chinese customers in a diverse range of industries, including the food packaging, telecommunication, electrical appliance, and construction materials industries. For more information, please visit http://www.geruigroup.com .

Safe Harbor Statement
Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include, among others, statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward- looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2009 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC's Internet website at http://www.sec.gov . We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Financial tables to follow

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(IN US DOLLARS)

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Revenue	$64,040,727	$55,435,241	$125,862,079	$102,408,628

Cost of revenue	(44,911,879)	(38,500,417)	(88,068,703)	(71,773,082)

Gross Profit	19,128,848	16,934,824	37,793,376	30,635,546

Operating expenses:
General and administrative expenses	(1,531,098)	(801,383)	(3,507,208)	(1,654,792)
Selling and marketing expenses	(240,295)	(381,843)	(635,551)	(539,097)

Total operating expenses	(1,771,393)	(1,183,226)	(4,142,759)	(2,193,889)

Operating income	17,357,455	15,751,598	33,650,617	28,441,657

Other income and (expense):
Interest income	102,007	192,033	379,481	426,542
Interest expenses	(1,292,889)	(718,434)	(2,377,783)	(1,569,568)
Sundry income	91	64,694	84,998	152,450

Income before income taxes	16,166,664	15,289,891	31,737,313	27,451,081

Income tax expense	(4,089,356)	(3,871,225)	(8,132,185)	(6,897,115)

Net income	$12,077,308	$11,418,666	$23,605,128	$20,553,966

Earnings per share
- Basic	$0.28	$0.35	$0.56	$0.64

- Diluted	$0.26	$0.33	$0.51	$0.59

Weighted average common shares outstanding
- Basic	43,056,215	32,245,723	42,208,807	32,245,723

- Diluted	46,964,095	35,063,501	46,116,687	35,063,501

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED BALANCE SHEETS
(IN US DOLLARS)

	June 30, 2010	December 31, 2009
	(Unaudited)
Assets

Current assets
Cash	$109,943,132	$79,607,369
Restricted cash	75,249,948	37,498,169
Accounts receivable, net	5,025,711	4,808,184
Inventories	6,250,823	5,958,880
Prepaid expenses and other deposits	29,496,751	16,473,710
Other receivables	2,399,555	2,292,133

Total current assets	228,365,920	146,638,445

Non-current assets
Property, plant and equipment, net	55,566,275	22,338,210
Prepaid machinery deposits	-	13,973,966
Land use right, net	14,916,747	1,399,026

Total non-current assets	70,483,022	37,711,202

Total assets	$298,848,942	$184,349,647

Liabilities and stockholders' equity

Current Liabilities
Accounts payable	$4,841,302	$7,617,953
Notes payable	91,470,787	41,013,622
Term loans	39,003,745	33,982,715
Land use right payable	10,667,778	-
Income tax payable	4,107,617	3,817,304
Customers deposits	8,505,618	8,146,611
Accrued liabilities and other payables	3,732,111	2,728,585

Total current liabilities	162,328,958	97,306,790

Total liabilities	162,328,958	97,306,790

Stockholders' equity

Common stock,
Common stock, 100,000,000 shares authorized with no par value;
45,424,209 and 40,692,323 shares outstanding as of
June 30, 2010 and December 31, 2009 respectively	70,370,023	45,261,630
Additional paid-in capital	6,930,944	6,930,944
Retained earnings	56,044,110	32,438,982
Accumulated other comprehensive income	3,174,907	2,411,301

Total stockholders' equity	136,519,984	87,042,857

Total liabilities and stockholders' equity	$298,848,942	$184,349,647

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(IN US DOLLARS)

	For The Six Months Ended
	June 30,
	2010	2009
Cash flows from operating activities:

Net income	$23,605,128	$20,553,966

Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation of property, plant and equipment	1,458,116	1,381,460
Amortization of land use right	105,997	15,368

Changes in assets and liabilities:
Accounts receivable, net	(217,527)	4,105,526
Inventories	(291,943)	122,540
Prepaid expenses and other deposits	(13,023,041)	1,107,069
Other receivables	(107,422)	(1,259,586)
Accounts payable	(2,776,651)	2,353,429
Income tax payable	290,313	1,681,227
Customers deposit	359,007	(9,902,587)
Accrued liabilities and other payables	1,003,526	(421,988)

Net cash provided by operating activities	10,405,503	19,736,424

Cash flows from investing activities:
Capital expenditures for addition of property, plant and equipment	(34,444,321)	(4,503,489)
Payment of purchases of land use right	(2,849,943)	(28,521)
Changes in restricted cash	(37,751,779)	(18,636,063)
Changes in prepaid machinery deposits	13,973,966	-

Net cash used in investing activities	(61,072,077)	(23,168,073)

Cash flows from financing activities:
Repayment of term loans	(16,073,377)	(15,964,917)
Proceeds from term loans	21,094,407	18,592,531
Proceeds received from common stock issued and warrant conversion, net of offering costs of $863,676	25,108,393	1,955,386
Proceeds from notes payable	50,457,165	19,365,413
Dividends paid	-	(9,601,549)

Net cash provided by financing activities	80,586,588	14,346,864

Net increase in cash	29,920,014	10,915,215

Effect on change of exchange rates	415,749	20,490

Cash as of January 1	79,607,369	42,622,404

Cash as of June 30	$109,943,132	$53,558,109

Supplemental disclosures of cash flow information:

Cash paid during the period for:
Interest paid	$2,377,783	$1,569,568
Income tax paid	$7,868,996	$5,213,632
Non-cash paid during the period for:
Acquisition of land use rights with issuance of promissory note	$10,667,778	$-